

Mail Stop 7010

January 26, 2009

Richard L. Hannigan Sr.
Principal Executive and Financial Officer
Voyager Entertainment International, Inc.
4483 West Reno Avenue
Las Vegas, Nevada 89119

> **Re: Voyager Entertainment International, Inc.**
> **Form 10-KSB/A Filed on January 23, 2009**
> **File No. 0-33151**

Dear Mr. Hannigan:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief